SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 14)

Under the Securities Exchange Act of 1934*

Nabi Biopharmaceuticals

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

629519109

(CUSIP Number of Class of Securities)

Daniel S. Loeb

Third Point LLC

390 Park Avenue

New York, NY 10022

(212) 224-7400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

March 29, 2010

(Date of Event which Requires

Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 629519109	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 5,914,100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,914,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,914,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 629519109	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Third Point Offshore Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 3,671,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,671,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,671,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 629519109	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Third Point Advisors II L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 3,671,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,671,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,671,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 629519109	Page 5 of 7 Pages

1	NAME OF REPORTING PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 5,914,100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,914,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,914,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON* IN

This Amendment No. 14 (this “Amendment No. 14”) is being filed with respect to the common stock, par value $0.10 per share (the “Common Stock”), of Nabi Biopharmaceuticals, a Delaware corporation (the "Company"), to amend the Schedule 13D filed on April 17, 2006 (as amended by Amendment No. 1 thereto filed on April 27, 2006, Amendment No. 2 thereto filed on June 15, 2006, Amendment No. 3 thereto filed on August 16, 2006, Amendment No. 4 thereto filed on September 5, 2006, Amendment No. 5 thereto filed on September 14, 2006, Amendment No. 6 thereto filed on September 26, 2006, Amendment No. 7 thereto filed on October 4, 2006, Amendment No. 8 thereto filed on October 16, 2006, Amendment No. 9 thereto filed on October 30, 2006, Amendment No. 10 thereto filed on November 13, 2006, Amendment No. 11 thereto filed on May 11, 2007, Amendment No. 12 thereto filed on January 6, 2009, Amendment No. 13 thereto filed on November 23, 2009 and this Amendment No. 14, the “Schedule 13D”). This Amendment No. 14 is being filed on behalf of Third Point LLC, a Delaware limited liability company (the “Management Company"), Daniel S. Loeb, an individual (“Mr. Loeb"), Third Point Offshore Master Fund, L.P., a Cayman Islands exempted limited partnership (the “Offshore Master Fund”), and Third Point Advisors II L.L.C., a Delaware limited liability company (“Advisors II” and together with the Management Company, Mr. Loeb, the Offshore Master Fund, the “Third Point Reporting Persons”).

The Offshore Master Fund directly owns Common Stock. Advisors II is the general partner of the Offshore Master Fund and as such may be deemed to have beneficial ownership over the Common Stock owned by the Offshore Master Fund. The Management Company is the investment manager or adviser to a variety of funds and managed accounts (such funds and accounts, including the Offshore Master Fund, the “Funds”). The Funds directly own the Common Stock to which this Schedule 13D relates, and Mr. Loeb and the Management Company may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

As of the date of this Schedule 13D, the Management Company and Mr. Loeb beneficially own 5,914,100 shares of Common Stock (the “Third Point Shares”). The Third Point Shares represent 12.1% of the Common Stock, based upon the 48,853,097 shares of Common Stock outstanding as of February 16, 2010, as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 26, 2009 (the “Reported Share Number”). Except as stated otherwise, the percentages used herein and in the rest of this Schedule 13D are calculated based upon the Reported Share Number.

As of the date of this Schedule 13D, the Offshore Master Fund directly beneficially owns 3,671,300 shares of Common Stock, representing 7.5% of the outstanding shares of Common Stock and Advisors II, as general partner of the Offshore Master Fund, beneficially owns 3,671,300 shares of Common Stock, representing 7.5% of the outstanding shares of Common Stock. None of the other individual Funds beneficially owns a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock.

6

Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

The Management Company and Mr. Loeb share voting and dispositive power over the 5,914,100 shares of Common Stock held directly by the Funds. The Management Company, Mr. Loeb, the Offshore Master Fund and Advisors II share voting power and dispositive power over the 3,671,300 shares of Common Stock held directly by the Offshore Master Fund.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Management Company and Mr. Loeb, in Common Stock during the past 60 days. Schedule B hereto sets forth certain information with respect to transactions by the Offshore Master Fund, at the direction of Advisors II, the Management Company and Mr. Loeb, in Common Stock during the past 60 days.

Except for the transactions set forth on Schedule A and Schedule B hereto, during the past 60 days, there were no transactions in the Common Stock effected by the Third Point Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members. All of the transactions described on Schedule A and Schedule B hereto were effected by open market transactions in the NASDAQ Global Market.

Item 5(d) of the Schedule 13D is hereby amended and restated as follows:

Other than the Funds which directly hold the Third Point Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Third Point Shares.

Item 7.	Material to be Filed as Exhibits
99.4	Joint Filing Agreement, dated as of March 30, 2010, by and among Third Point LLC, Daniel S. Loeb, Third Point Offshore Master Fund, L.P., and Third Point Advisors II L.L.C.
99.5

Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song, Joshua L. Targoff and Bruce Wilson, dated January 5, 2009, was previously filed with the Securities and Exchange Commission on January 5, 2009 as an exhibit to Amendment No. 3 to Schedule 13G filed by Third Point LLC, Third Point Offshore Fund, Ltd., Third Point Offshore Master Fund, L.P., Third Point Advisors II L.L.C. and Daniel S. Loeb with respect to Energy XXI (Bermuda) Limited and is incorporated herein by reference.

[Signatures on following page]

7

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2010

THIRD POINT LLC

By:	Daniel S. Loeb, Chief Executive Officer
By:	/s/ Joshua L. Targoff
Name: Joshua L. Targoff
Title:	Attorney-in-Fact

DANIEL S. LOEB

By:	/s/ Joshua L. Targoff
Name: Joshua L. Targoff
Title:	Attorney-in-Fact

THIRD POINT OFFSHORE MASTER FUND, L.P.

By:	Third Point Advisors II L.L.C., its general
partner
By:	Daniel S. Loeb, Managing Director
By:	/s/ Joshua L. Targoff
Name: Joshua L. Targoff
Title:	Attorney-in-Fact

THIRD POINT ADVISORS II L.L.C.

By:	Daniel S. Loeb, Managing Director
By:	/s/ Joshua L. Targoff
Name: Joshua L. Targoff
Title:	Attorney-in-Fact

Schedule A

(Transactions by the Funds in Common Stock)

Date	Transaction	Shares	Price Per Share($)
3/24/2010	SELL	(2,300)	6.1491
3/24/2010	SELL	(17,700)	6.1491
3/24/2010	SELL	(24,900)	6.1861
3/24/2010	SELL	(5,000)	6.1861
3/25/2010	SELL	(3,300)	6.0135
3/25/2010	SELL	(26,700)	6.0135
3/25/2010	SELL	(1,800)	6.0147
3/25/2010	SELL	(14,200)	6.0147
3/29/2010	SELL	(88,100)	5.75
3/29/2010	SELL	(689,900)	5.75
3/29/2010	SELL	(97,000)	5.75
3/29/2010	SELL	(500)	5.9358
3/29/2010	SELL	(3,700)	5.9358
3/29/2010	SELL	(800)	5.9358

Schedule B

(Transactions by the Offshore Master Fund in Common Stock)

Date	Transaction	Shares	Price Per Share($)
3/24/2010	SELL	(17,700)	6.1491
3/24/2010	SELL	(5,000)	6.1861
3/25/2010	SELL	(26,700)	6.0135
3/25/2010	SELL	(14,200)	6.0147
3/29/2010	SELL	(689,900)	5.75
3/29/2010	SELL	(3,700)	5.9358